Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the incorporation by reference in this Registration Statement (Form S-8) pertaining to the Learning Ventures, Inc. 1993 Stock Option Plan, the Capella Education Company 1999 Stock Option Plan, and the Capella Education Company 2005 Stock Incentive Plan of our reports dated February 10, 2006, except for the Stock-Based Compensation section of Note 11, as to which the date is May 18, 2006, basic earnings per share and related disclosures in Note 2 and 11, as to which the date is August 25, 2006, and Note 17, as to which the date is October 3, 2006, with respect to the consolidated financial statements and schedule of Capella Education Company included in the Registration Statement on Form S-1 filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Minneapolis, Minnesota
November 13, 2006